Exhibit 99.1

InspiraTM Technologies Granted Patent by U.S. Patent Office for the INSPIRATM ART System’s Convertible Dual Lumen Cannula Device and Method of Use

All 20 claims were found to be novel, with inventive step and industrial applicability

Ra’anana, Israel, January 23, 2023 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a groundbreaking respiratory support technology company, announced today that the novel convertible dual lumen cannula device and method of use, being developed for the INSPIRA™ ART System, has been granted a patent by the U.S. Patent and Trademark Office (USPTO). The patent approval includes 20 claims that were found to be novel, with inventive step and industrial applicability. Based on the U.S. patent grant, the Company plans to file for similar patents in additional countries.

The Company expects to integrate the convertible dual lumen cannula with additional Inspira products in the future. In addition, the Company may consider the future commercialization of the convertible dual lumen cannula separately as a disposable product.

An Essential Tool in a Wide Range of Medical Settings

A dual lumen cannula is a medical disposable device often used for the simultaneous venous drainage and reinfusion of blood during processes such as, but not limited to, extracorporeal membrane oxygenation (ECMO) in Intensive Care Units (ICUs). The dual lumen cannula is a single tube with two separate inner channels or “lumens” and requires only a single incision point.

Inspira Technologies’ Convertible Dual Lumen Cannula

Inspira Technologies’ convertible dual lumen cannula device uniquely intravascularly converts a single-lumen cannula into a dual lumen cannula after initial insertion, thus allowing for the same incision point to potentially have multiple uses. The convertible dual lumen cannula is designed to allow for switching from a single lumen to a dual lumen cannula, and vice versa, without the need for new incisions required when changing or adding additional cannulas. The Inspira Technologies convertible dual lumen is designed to potentially allow for fast action and reduced risk, complications and additional infection points.

CEO of Inspira Technologies, Dagi Ben-Noon: “The novel, and now patented, convertible dual lumen cannula device represents another step forward in the delivery of new technologies designed to be simple and scalable. In today’s market, dual lumens are extremely expensive to manufacture. Therefore, Inspira Technologies believes that the new device can provide the medical market with a more affordable solution, which could contribute to patient safety, procedural efficiency, and reduced risks and complications.”

Enhances Usability and Medical Value of the INSPIRA™ ART System

The newly patented convertible dual lumen cannula is expected to be a core component of the INSPIRA™ ART system, a potential new mode of acute respiratory care under development, designed to reduce the need for invasive mechanical ventilation allowing the patient to remain awake and maintain spontaneous breathing.

The dual lumen cannula device is planned to be utilized during INSPIRA ART treatment with awake patients, potentially facilitating a safer and more comfortable cannulation procedure. For example, by inserting the INSPIRA ART convertible dual lumen in the jugular vein located in the neck, we believe that this will potentially contribute to patient benefits and enhance the INSPIRA ART system’s usability and comprehensive medical value to both patients and medical staff.

Inspira Technologies OXY B.H.N. Ltd.

Inspira™ Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity. For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses: the potential benefits to be realized by the newly patented component, including that it may reduce risk, provide the medical market with a more affordable product solution and enhance the INSPIRA ART system’s usability and comprehensive medical value to both patients and medical staff; that it expects to integrate the dual lumen cannula with additional products in the future; that it intends to file for additional patents in other countries; and that it may consider the future commercialization of the convertible dual lumen cannula separately as a disposable product. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

US Public Relations

Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
Or 407-491-4498

IINN@redchip.com

MRK-ARS-050

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